Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

KVH Industries, Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-112341, 333-08491 and 333-67556 on Form S-8 of KVH Industries, Inc. and subsidiary of our report dated March 15, 2005, with respect to the consolidated balance sheets of KVH Industries, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and accumulated other comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 10-K of KVH Industries, Inc. and subsidiary.

/s/    KPMG LLP

Providence, Rhode Island

March 15, 2005